Exhibit 2
                                                                       ---------

For Immediate Release                                              31 March 2006

                              WPP GROUP PLC ("WPP")

                             NOTIFICATION OF RESULTS

WPP will announce its First Quarter Trading Update for the three months ended 31 March 2006 on Friday, 21 April 2006.

                                      Ends